March 27, 2006

Via Facsimile (212) 593-5955 and U.S. Mail

Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY  10022

      Re:	Gencorp Inc.
		Responses to comments re: Additional Definitive
Soliciting
Materials
Filed March 21, 2006 by Pirate Capital LLC, et. al.
		File No. 1-01520

Dear Mr. Spencer:

      We have reviewed your filing and have the following comments.

Additional Definitive Soliciting Materials filed March 21, 2006
1. We note your response to comment 4 in our March 21, 2006 letter.
In addition to characterizing the statement as your belief, please note that support for the statement should be self-evident. The basis for this belief remains unclear. In future filings if you continue to make such assertions, please expand to provide the basis.
2. We note your response to comment 5 in our March 21, 2006 letter.
We also note that the Fitch report to which you refer in the second bullet point under "1. The Divestiture of GDX Automotive" describes a second reason for the downgrade of Gencorp`s credit rating, namely the deterioration of Gencorp`s current and projected credit ratios.
In future filings, please avoid disclosing information selected solely to support your stated position and provide a more balanced disclosure.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,


Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
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Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP
March 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE